1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683.1102 Fax: 604.683.2643

E-mail: gscott@vectorlaw.com
File No. 1753
VIA SEDAR	November 3, 2010

Ontario Securities Commission Suite 1903, Box 55, 20 Queen Street West Toronto, Ontario M5H 3S8	Alberta Securities Commission 4th Floor, 300-5th Avenue S.W. Calgary, Alberta T2P 3C4

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

re:	Yukon-Nevada Gold Corp. (the "Company")
Proposed Change of Auditor

The Company received the resignation of its auditor, KPMG LLP effective as of October 27, 2010. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor. The directors have therefore appointed Deloitte & Touche LLP as the Company's auditor in the place and stead of KPMG LLP.

As required by National Instrument 51-102, Continuous Disclosure Obligations, on behalf of the Company we enclose copies of the following documentation which will form part of the Company's Information Circular at its next Annual General Meeting:

1.	Notice of Change of Auditor (the "Notice").

2.

Letter, dated October 27, 2010, from KPMG LLP addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission (collectively the "Commissions") approving the information contained in the Notice.

3.	Letter, dated October 27, 2010 from Deloitte & Touche LLP addressed to the Commissions approving the information contained in the Notice.

4.	Written confirmation that the Notice and the letters referred to in paragraphs 2 and 3 have been reviewed by the audit committee or the Board of Directors of the Company.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: “Graham Scott”
blg
Enc.	Graham H. Scott

cc: Yukon-Nevada Gold Corp. (Attn: Robert F. Baldock)